(all amounts are in U.S. dollars except where otherwise indicated)

Gildan updates guidance to reflect anticipated charge related to Heritage distributor wind down of operations

Montreal, March 26, 2019 - Gildan Activewear Inc. (GIL: TSX and NYSE) today announced that it expects to take a charge of approximately $19 to $23 million in the first quarter of 2019, related to the impairment of a trade receivable from Heritage Sportswear (Heritage), one of the Company’s U.S. distributor customers within the imprintables channel.

On March 26, 2019, after unsuccessful ongoing efforts to sell the Heritage business as a going concern, the receiver appointed to administer the Heritage business filed a motion in court for approval of the orderly wind down of Heritage’s operations and sale of its assets by liquidation. As a result of this filing, the Company has determined to take a charge and is therefore updating its first quarter adjusted diluted EPS1 guidance to reflect the projected charge related to Heritage estimated to be approximately $0.09 to $0.11 per diluted share, which was not projected in the Company’s initial 2019 guidance provided on February 21, 2019. Accordingly, after accounting for the projected charge, the Company anticipates adjusted diluted EPS for the first quarter of 2019 to be in the range of $0.14 to $0.16 compared to its previous guidance of adjusted diluted EPS in the range of $0.24 to $0.26. The Company’s sales guidance for the first quarter remains unchanged.

As Heritage is a wholesale distributor selling blank apparel to screenprinters and decorators, who in turn resell the decorated garments to end users, the Company expects the Gildan business formerly carried out by Heritage (representing Gildan net sales of approximately $60 million in 2018) will be mostly absorbed by other wholesale distributors within the channel. Consequently, the Company does not expect any adverse impact on its initial full year sales projection for 2019 due to the wind down of operations of Heritage. The Company is reaffirming its 2019 full year guidance of projected sales growth in the mid-single digit range and is updating its full year GAAP and adjusted diluted EPS guidance to reflect the anticipated charge related to Heritage. The Company is now projecting GAAP diluted EPS to be in the range of $1.80 to $1.90 compared to its previous guidance of GAAP diluted EPS of $1.90 to $2.00, and adjusted diluted EPS for 2019 to be in the range of $1.90 to $2.00 compared to its previous guidance of adjusted diluted EPS of $2.00 to $2.10.

Non-GAAP Financial Measures
This press release includes references to certain non-GAAP financial measures as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release are provided below.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, income taxes relating to restructuring and acquisition-related actions, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance

(1) Please refer to "Non-GAAP financial measures" in this press release.

from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

Caution concerning forward-looking statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales, diluted earnings per share, and adjusted diluted earnings per share. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans;

•	our ability to successfully integrate acquisitions and realize expected benefits and synergies;

•	the intensity of competitive activity and our ability to compete effectively;

•	changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit to minimum quantity purchases;

•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;

•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, and other unforeseen adverse events;

•
compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption and other laws and regulations in the jurisdictions in which we operate;

•
the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	changes in third-party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	an actual or perceived breach of data security;

•	our reliance on key management and our ability to attract and/or retain key personnel;

•	changes in accounting policies and estimates; and

•
exposure to risks arising from financial instruments, including credit risk on trade accounts receivables, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia-Pacific and Latin America, under a diversified portfolio of Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Gold Toe®, Anvil®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus™, Peds® and MediPeds®, and under the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada. Our product offering includes activewear, underwear, socks, hosiery and legwear products sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms. In addition, we sell directly to consumers through our own direct-to-consumer platforms.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. With over 50,000 employees worldwide Gildan operates with a strong commitment to industry-leading labour and environmental practices throughout its supply chain in accordance with its comprehensive Genuine Responsibility™ program embedded in the Company's long-term business strategy. More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildancorp.com and www.genuinegildan.com, respectively.

Investor inquiries: Sophie Argiriou Vice President, Investor Communications (514) 343-8815 sargiriou@gildan.com	Media inquiries: Garry Bell Vice President, Corporate Marketing and Communications (514) 744-8600 gbell@gildan.com

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